[Synovus Letterhead]

October 25, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Christopher Dunham

Re:	Synovus Financial Corp.
Registration Statement on Form S-4
Filed September 14, 2018
File No. 333-227367

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Synovus Financial Corp. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4, so that it will become effective at 9:30 a.m., Eastern Time, on Monday, October 29, 2018, or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Attention: Christopher Dunham

Please contact Lee Meyerson (212-455-3675) of Simpson Thacher & Bartlett LLP with any questions you may have regarding this request.  In addition, please notify Mr. Meyerson by telephone when this request for acceleration has been granted.

SYNOVUS FINANCIAL CORP.

By:	/s/ Allan E. Kamensky
Name:	Allan E. Kamensky
Title:	Executive Vice President, General Counsel and Secretary

cc:	Securities and Exchange Commission